UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Vaccinogen, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
918641101
(CUSIP Number)
Alan Cohen c/o Vaccinogen, Inc. 5300 Westview Drive, Suite 406 Frederick, MD 21703 Telephone: (301) 668-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918641101

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Alan Cohen
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.		Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	781,781 (1)
	6.	Shared Voting Power	1,729,581 (2)
	7.	Sole Dispositive Power	781,781 (1)
	8.	Shared Dispositive Power	1,729,581 (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,511,362
10.			Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.		Percent of Class Represented by Amount in Row (9)	7.95%
12.		Type of Reporting Person (See Instructions)	IN

(1)	Consists of 774,509 shares of common stock held of record by Mr. Cohen and 7,272 shares of common stock under restricted stock grants.

(2)	Consists of 1,729,581 shares of common stock held of record by Intracel Holdings Corporation in respect of the reporting person’s indirect ownership of Intracel Holdings Corporation

Item 1(a)	Name of Issuer:

Vaccinogen, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5300 Westview Drive, Suite 406, Frederick, MD 21703

Item 2(a)	Name of Person Filing:

Alan Cohen

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of Alan Cohen. is:

c/o Vaccinogen, Inc.

5300 Westview Drive, Suite 406

Frederick, MD 21703

Item 2(c)	Citizenship:

Alan Cohen – United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.:

918641101

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a)	Amount beneficially owned: 2,511,362

(b)	Percent of class: 7.95%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 781,781 shares (1)

(ii)	Shared power to vote or direct the vote; 1,729,581 shares (2)

(iii)	Sole power to dispose of or direct the disposition of: 781,781 shares (1)

(iv)	Shared power to dispose or direct the disposition of: 1,729,581 shares (2)

(1)	Consists of 774,509 shares of common stock held of record by Mr. Cohen and 7,272 shares of common stock under restricted stock grants.

(2)	Consists of 1,729,581 shares of common stock held of record by Intracel Holdings Corporation in respect of the reporting person’s indirect ownership of Intracel Holdings Corporation

Item 5.	Ownership of Five Percent of Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

By: /s/ Alan Cohen
Alan Cohen